Mail Stop 4561

August 31, 2006

Mr. Li Te Xiao
Chairman, CEO and CFO
Artcraft V, Inc.
Baimang Checking Station 1st Building
South Mountain Xili Town
Shenzhen, China 518000

      Re: **Artcraft V, Inc.**
             Form 10-KSB for the fiscal year ended December 31, 2005
             File No. 0-50818

Dear Mr. Li Te Xiao:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation

Overview

1. We note your discussion which appears to indicate that you are a development stage enterprise. If you believe that this is the case, please restate your financial statements in an amended filing to meet all of the applicable requirements of paragraphs 11 to 13 of SFAS 7. Additionally, please have your independent accountants revise their audit report, as appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm

2. We note that the opinion of Kabani & Company, Inc. covers the balance sheet as of December 31, 2005 and the related financial statements for the year ended December 31, 2005 and that the opinion does not correspond to the financial statement information you provided prior to the year ended December 31, 2005. Rule 310 (a) of Regulation S-B requires that your consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2004 be audited. Please amend your filing to meet this requirement and to provide an appropriate auditors' opinion(s).

3. In light of the disclosure in Note 11 to the financial statements in which you indicate that there is substantial doubt about your ability to continue as a going concern, please help us to understand what considerations were made by your auditor in determining that a going concern paragraph was not required in their opinion. Additionally, please advise us what consideration you gave to providing a similar footnote within your most recent quarterly reports on Form 10-QSB.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief